SECURITIES AND EXCHANGE COMMISSION

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RECEIVED JUL 12 2004 SEC MAIL PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/03 (MM/DD/YY) AND ENDING 05/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SF SENTRY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 PINE STREET, SUITE 2700
(No. and Street)

SAN FRANCISCO, (City) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LEON A. ROOT (415) 229-9012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HENDRIKS, G. PAUL
(Name – *if individual, state last, first, middle name*)

1050 Northgate Drive, Suite 52, San Rafael, CA 94903
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leon A. Root, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SF SENTRY SECURITIES, INC., as of May 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

JULIA E. DAVIDSON
COMM. # 1434592
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. AUG. 12, 2007

[Signature]
Signature

President
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Reconciliation of the Audited Net Capital Computation and the broker dealers Corresponding Unaudited Part IIA Net Capital Computation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALL-PURPOSE ACKNOWLEDGEMENT

State of California
County of San Francisco } ss.

On July 1, 2004 (DATE) before me, Julia E. Davidson (NOTARY),
personally appeared Leon A. Root SIGNER(S)

☒ personally known to me - OR - ☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signatures(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JULIA E. DAVIDSON
COMM. # 1434592
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. AUG. 12, 2007

WITNESS my hand and official seal.

[signature]
NOTARY'S SIGNATURE

OPTIONAL INFORMATION

The information below is not required by law. However, it could prevent fraudulent attachment of this acknowledgement to an unauthorized document.

CAPACITY CLAIMED BY SIGNER (PRINCIPAL)

☐ INDIVIDUAL
☐ CORPORATE OFFICER

_______________ TITLE(S)

☐ PARTNER(S)
☐ ATTORNEY-IN-FACT
☐ TRUSTEE(S)
☐ GUARDIAN/CONSERVATOR
☐ OTHER: _______________

SIGNER IS REPRESENTING:
NAME OF PERSON(S) OR ENTITY(IES)

DESCRIPTION OF ATTACHED DOCUMENT

_______________ TITLE OR TYPE OF DOCUMENT

_______________ NUMBER OF PAGES

_______________ DATE OF DOCUMENT

_______________ OTHER

RIGHT THUMBPRINT OF SIGNER

Top of thumbprint here

S F SENTRY SECURITIES, INC.

FINANCIAL STATEMENTS

For the year ended May 31, 2004

S F SENTRY SECURITIES, INC.

For the year ended May 31, 2004

TABLE OF CONTENTS

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To S F Sentry Securities, Inc.:

I have audited the statement of financial condition of S F Sentry Securities, Inc. as of May 31, 2004, and the related statements of operations and changes in stockholders' equity and cash flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United states of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of S F Sentry Securities, Inc. as of May 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III and IV is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

G. Paul Hendriks

July 1, 2004

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

S F SENTRY SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

May 31, 2004

ASSETS

Cash and cash equivalents	$ 782,507
Receivable from broker-dealers	353,307
Marketable securities at market value (cost, $102,462)	112,100
Other non marketable securities	26,181
Office equipment (net of accumulated depreciation of $200,910)	187,789
Due from affiliates	281,023
Organization costs (net of accumulated amortization of $10,215)	0
	$1,742,907

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued liabilities	$ 93,480
Payroll payable	24,356
Income taxes payable	14,748
Deferred income taxes	12,000
Liabilities subordinated to the claims of general creditors	300,000
Total liabilities	444,584
Stockholder's Equity:	
Common stock – no par value; authorized 100,000 shares, issued and outstanding, 55,000 shares	95,000
Retained earnings	1,203,323
Total stockholder's equity	1,298,323
Total liabilities and stockholder's equity	$1,742,907

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF OPERATIONS

For the year ended May 31, 2004

Revenue	
Securities commissions	$5,241,392
Trading gains (losses)	157,783
Dividends and interest	175,420
Total revenue	5,574,595
Expenses	
Employee compensations and benefits	3,659,280
Information services	114,959
Clearance fees	784,569
Office expenses	101,511
Occupancy	112,806
Travel and seminars	31,947
Outside services	127,538
Depreciation	19,131
Entertainment	43,548
Regulatory expenses	23,763
Charitable contributions	17,000
Subordinated interest expense	30,000
Total expenses	5,036,052
Income before taxes on income	538,543
Income tax provision	218,948
Net income	$ 319,595

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended May 31, 2004

	Common Stock	Paid in Capital	Retained Earnings	Stockholder's Equity
BEGINNING BALANCE June 1, 2003	$ 45,000	$50,000	$ 883,728	$ 978,728
Issuance of common stock	50,000	(50,000)		50,000
Net income (loss)			319,595	319,595
ENDING BALANCE May 31, 2004	$ 95,000	$ 0	$1,203,323	$1,298,323

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the year ended May 31, 2004

Cash flows from operating activities:	
Net income	$ 319,595
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	19,131
(Increase) decrease in receivable from broker-dealers	58,740
(Increase) decrease in marketable securities inventory	115,543
(Increase) decrease in due from affiliates	57,702
Increase (decrease) in accounts payable	(28,492)
Increase (decrease) in payroll payable	3,079
Increase (decrease) in income tax payable	(229,809)
Net cash provided (used) by operating activities	315,489
Cash flows from investing activities	
Purchase of fixed assets	(32,837)
Net cash flows provided by financing activities	(32,837)
Net increase (decrease) in cash	282,652
Cash and cash equivalents at beginning of period	499,855
Cash and cash equivalents at end of period	$ 782,507

Supplemental disclosures:	
Federal income taxes paid	$351,317
State franchise taxes paid	97,440
Interest paid on notes subordinated to the claims of general creditors	30,000

The accompanying notes are an integral part
of these financial statements

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2004

Note 1) Organization

The Company was incorporated on June 25, 1990 in the state of California. In November 1990, the Company became registered with the Securities and Exchange Commission as a broker-dealer in securities pursuant to Section 15 (B) of the Securities Exchange Act of 1934. In April 1991 the Company became a member of the National Association of Securities Dealers. The company commenced securities transactions in June 1991.

Note 2) Summary of Significant Accounting Policies

The financial statements are prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

Transactions in securities are recorded on a trade date basis. Marketable equity securities are valued at the quoted market value of the securities. The resulting difference between cost and market value is included in income.

Organization costs are amortized over sixty months.

Equipment is carried at cost, less accumulated depreciation. Depreciation for equipment and furniture is based on the straight line method over the estimated useful life of five and seven years, respectively.

Note 3) Marketable Securities Owned

Marketable securities owned in the amount of $112,100 consists of investment securities at current market values. Net unrealized gains of $9,934 are included in securities trading revenue for the year ended May 31, 2004 and are the result of net changes between aggregate cost at time of purchase and the market value of securities owned at May 31, 2003 and May 31, 2004.

Note 4) Non Marketable Securities

During the year ended May 31, 2004 the Company held investments totaling $26,181 in two companies which are not readily marketable and are not traded on any exchange. Management has been able to obtain information that would indicate that there has been no impairment of value in these investments during the year ended May 31, 2004. No net unrealized gains or losses are included in trading revenue for the year ending May 31, 2004.

Note 5) Income Taxes

The provisions for income taxes for the year ending May 31, 2004 consists of the following:

	Current	Deferred	Total
Federal income taxes	$169,032	$ 0	$169,032
State income taxes	49,916	0	49,916
Total	$218,948	$ 0	$218,948

Deferred income taxes are the result of timing differences between book and tax basis depreciation and the recognition of income and expenses on a cash basis for income tax purposes. The deferred tax liability of $12,000 as of May 31, 2004 are a result of these differences.

Note 6) Subordinated Liabilities

Liabilities subordinated to the claims of general creditors bear interest at the stated rate per annum, and mature as follows:

Lender	Amount	Maturity Date	Interest Rate
R. Dirickson	50,000	01/31/05	10%
R. Dirickson	50,000	01/31/05	10%
R. Dirickson	200,000	02/28/05	10%
	$300,000		

S F SENTRY SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

May 31, 2004

Note 7) Related Party Transactions

The subordinated lender and 95% shareholder of the Company, R Dirickson, owns 33% of San Francisco Investment Group, Inc., a registered investment advisor. Certain registered representatives of the Company were also employees of San Francisco Sentry Investment Group, Inc.

The 95% shareholder of the company is also the 96% shareholder of Storie Advisors, LLC, a registered investment advisor, a 60% shareholder of Cypress Advisors, Inc., a registered investment advisor, and a 92.5% owner and member of San Francisco Relative value Advisors, LLC, a registered investment advisor. The sole shareholder is also a 95.5% owner and member of S F Sentry, LLC.

The Company pays expenses on behalf of these affiliates. Periodically, the affiliates reimburse and/or prepay the Company for direct and allocated expenses. As of May 31, 2004, the Company had a balance of $281,023 due from these affiliated companies.

Note 8) Pension Plan

In December 1997 an affiliated company established a defined contribution pension and profit sharing and salary deferral plan. The Company may make a discretionary contribution to the plan. Eligible employees of the company may also elect to participate in a salary tax deferral plan. There was no discretionary contribution made to this plan by the Company during the year ended May 31, 2004.

Note 9) Lease Obligations

The Company currently leases office space along with two affiliated companies which is accounted for as an operating lease. This lease is commenced December 1, 1998. In October 2002 this lease was amended to provide for basic monthly rent of $30,728 plus 2.7% of designated common building operating expenses. The lease expires October 31, 2007. While the Company is a signatory on the lease, only 25% of the total lease costs is allocated to the Company with the remainder allocated to the affiliated Companies.

Future minimum lease payments under operating leases on which the Company may be held liable are as follows:

Year ended	Amount
May 31, 2005	$ 375,056
May 31, 2006	385,901
May 31, 2007	396,746
May 31, 2004	167,194
Total	$1,324,897

Note 10) Net Capital Requirements

The Company is required to maintain minimum net capital as defined by rule 15c3-1 of the Securities and Exchange Commission. At May 31, 2004, the Company's net capital was $1,038,460 the amount of which $938,460 is in excess of the required net capital. The Company's ratio of aggregate indebtedness to net capital also may not exceed 15 to 1. On May 31, 2004, the Company's net capital ratio was 0.14 to 1.

Note 11) Exemption from SEC Rule 15c3-3

Management believes that the Company has complied with provisions for exemption from SEC Rule 15c3-3 throughout the year ended May 31, 2004. All customer transactions are cleared through other broker-dealers, Paine Webber, SEC firm #8-16267, and Bear Stearns Securities Corporation, SEC #8-43724 on a fully disclosed basis.

FOCUS REPORT – PART II

as of May 31, 2004

Firm Name: S F SENTRY SECURITIES, INC.			Firm ID: 027432
1	Total ownership equity		$ 1,298,323
2	Deduct o/e not allowable for net capital		
3	Total o/e qualified for net capital		1,298,323
4	Add:		
A	Allowable subordinated liabilities		300,000
B	Other deductions or credits		
	Description	Amount	
5	Total cap & allowable subloans		1,598,323
6	Deductions and/or charges		
A	Total non allowable assets	$494,993	
D	Other deductions and/or charges	38,000	
	Total deductions and/or charges		(532,993)
7	Other additions and/or allowable credits		
	Description	Amount	
8	Net capital before haircuts		1,065,330
9	Haircuts on securities:		
A	Contractual commitments		
B	Subordinated debt		
C	Trading and investment securities		
1	Exempted securities		
2	Debt securities		
3	Options		
4	Other securities	$26,870	
D	Undue concentration		
E	Other		
	Description	Amount	
			(26,870)
10	Net Capital		$ 1,038,460

FOCUS REPORT – PART II

as of May 31, 2004

Firm Name: S F SENTRY SECRUITIES, INC. Firm ID: 035603

11	Minimum net capital requirement: (based on Aggregate Indebtedness)	9,638
12	Minimum Dollar Requirement	100,000
13	Net capital required (greater of line 11 or 12)	100,000
14	Excess net capital (line 10 less line 13)	938,460
15	Excess net capital @ 1000% (net cap – 10% of AI)	1,024,001

Computation of Aggregate Indebtedness

16	Total AI liability from balance sheet		144,584
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
	Descriptions	Amount	
19	Total Aggregate Indebtedness		144,584
20	Percentage of aggregate indebtedness to net capital		14
21	Percentage of aggregate indebtedness to net capital after anticipated withdrawals		14

S F SENTRY SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
May 31, 2004

An exemption from Rule 15c3-3 is claimed based upon section (k) (2) (B). The Company has complied with provisions for exemption from Rule 15c3-3 throughout the year ended May 31, 2004. All customer transactions are cleared through other broker-dealers, Paine Webber, SEC firm #8-16267, and Bear Stearns Securities Corporation, SEC #8-43724, on a fully disclosed basis.

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

Not applicable.

S F SENTRY SECURITIES, INC.

RECONCILLIATION OF THE AUDITED NET CAPITAL COMPUTATION
AND THE BROKER-DEALER'S CORRESPONDING UNAUDITED PART IIA
NET CAPITAL COMPUTATION

May 31, 2004

(Additional Information)

Net capital per unaudited statements	$1,038,460
Add: (deduct) audit differences	
Net increase (decrease)	0
Net capital per audited financial statements	$1,038,460

S F SENTRY SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended May 31, 2004

(Additional Information)

BEGINNING BALANCE May 31, 2003	$ 300,000
Increases	0
Decreases	0
ENDING BALANCE May 31, 2004	$ 300,000

GPH G. PAUL HENDRIKS, MBA
CERTIFIED PUBLIC ACCOUNTANT

Report of Independent Public Accountant

To the Shareholders of S F Sentry Securities:

In planning and performing my audit of the financial statements of S F Sentry Securities, Inc., for the year ended May 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the S F Sentry Securities Inc., including tests of compliance with such practices and procedures, that I considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of the differences for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession and control; of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1050 Northgate Drive ▪ Suite 52 ▪ San Rafael, CA 94903 ▪ 415/492-8933 ▪ FAX 415/492-8330

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at May 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

San Rafael, California
July 1, 2004